                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 8)



                         Equalnet Communications Corp.
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)



                                  294408-10-9
                                  -----------
                                 (CUSIP Number)


                                 Mark A. Willis
                           1250 Wood Branch Park Dr.
                              Houston, Texas 77079
                                  281-529-4648
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                               December 27, 2000
                               -----------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  294408-10-9
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     The Willis Group, LLC (76-0537286)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR  2(E)                                           [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Texas
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                           7     SOLE VOTING POWER
      NUMBER OF                   -0-
       SHARES             -----------------------------------------------------
    BENEFICIALLY           8     SHARED VOTING POWER
      OWNED BY                   -0-
        EACH              -----------------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
       PERSON                    -0-
        WITH              -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
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14   TYPE OF REPORTING PERSON

     CO
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                             - Page 2 of 9 Pages -

CUSIP NO.  294408-10-9
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Michael T. Willis
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR  2(E)                                           [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                           7     SOLE VOTING POWER
      NUMBER OF                  500,000 shares
       SHARES             -----------------------------------------------------
    BENEFICIALLY           8     SHARED VOTING POWER
      OWNED BY                   -0-
        EACH              -----------------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
       PERSON                    500,000 shares
        WITH              -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     500,000*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.01%**
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14   TYPE OF REPORTING PERSON

     IN
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* 500,000 shares of Equalnet covered by this item that are purchasable by
Michael T. Willis, upon exercise of warrants described in Item 5 of this Statement.

** Beneficial ownership percentages set forth herein assume that at December 31, 2000, there were 40,944,341 shares of Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the options and warrants are also deemed to be outstanding for purposes of computing these percentages.

                             - Page 3 of 9 Pages -

CUSIP NO.  294408-10-9
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Mark A. Willis
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]
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3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR  2(E)                                           [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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                           7     SOLE VOTING POWER
      NUMBER OF                  34,080 shares
       SHARES             -----------------------------------------------------
    BENEFICIALLY           8     SHARED VOTING POWER
      OWNED BY                   -0-
        EACH              -----------------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
       PERSON                    34,080 shares
        WITH              -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 -0-
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,080*
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.01%**
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14   TYPE OF REPORTING PERSON

     IN
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* Includes options to purchase an additional 3,333 shares of Common Stock issuable within 60 days upon the exercise of options owned directly by such person.

                             - Page 4 of 9 Pages -

CUSIP NO.  294408-10-9
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     James T. Harris
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [ ]
                                                                   (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     N/A
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR  2(E)                                           [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
-------------------------------------------------------------------------------
                           7     SOLE VOTING POWER
      NUMBER OF                  -0-
       SHARES             -----------------------------------------------------
    BENEFICIALLY           8     SHARED VOTING POWER
      OWNED BY                   -0-
        EACH              -----------------------------------------------------
      REPORTING            9     SOLE DISPOSITIVE POWER
       PERSON                    -0-
        WITH              -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                 -0-
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                     [ ]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     -0-
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
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                             - Page 5 of 9 Pages -

                                  SCHEDULE 13D
                                       OF
                             THE WILLIS GROUP, LLC

ITEM 1:  SECURITY AND ISSUER

         This Amendment No. 8 on Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Equalnet Communications Corp., a Texas corporation ("Equalnet" or the "Issuer"). This Amendment amends Items 1, 3, 4, 5 and 7 of Amendments No. 7 on Schedule 13D filed on September 21, 2000.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

ITEM 4:  PURPOSE OF TRANSACTION

         The Reporting Persons disposed of direct and indirect beneficial ownership of 9,865,000 shares of Common Stock of the Issuer, some of which were beneficially owned indirectly in the form of preferred stock and warrants, in the dispositions reported below as part of their ongoing investment strategy. The Reporting Persons currently do not intend to acquire additional shares of Common Stock above their current ownership.

         None of the Reporting Persons nor, to the best of each Reporting Person's knowledge, any of the executive officers or directors of such Reporting Persons, as applicable, has any plans or proposal that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 to Schedule 13D, other than motions that may be made by such Reporting Person as a creditor in connection with the filing by the Issuer and two of its subsidiaries for reorganization under Chapter 11 of the Bankruptcy Code.


ITEM 5:  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b)

         (c) Since the filing of the Amendment No. 7 and the transactions described therein, The Willis Group, LLC sold an aggregate of 9,865,000 shares of Common Stock of the Issuer, some of which were beneficially owned indirectly in the form of preferred stock and warrants. This sale included all of the shares of common stock, warrants (including warrants issued on September 4, 1998), Series D Preferred Stock and Series F Preferred Stock owned by The Willis Group, LLC. These sales were made on December 27, 2000, in a private sale to Michael Foran in exchange for an unsecured promissory note in the principal amount of $5,000, representing a price per share of less than $.001.

         (d)   At present, and as a result of the transactions described herein:

                           (i) The Willis Group does not beneficially own or
                  have the right to acquire, in the form of currently exercisable options, warrants or convertible preferred stock, directly or indirectly, any shares of Common Stock of the Issuer;

                           (ii) Michael T. Willis beneficially owns or has the
                  right to acquire, in the form of currently exercisable warrants, 500,000 shares of Common Stock of the Issuer, which constitutes .01% of the Common Stock outstanding;

                           (iii) Mark A. Willis beneficially owns or has the
                  right to acquire in the form of currently exercisable options, 34,080 shares of Common Stock of the Issuer, which constitutes .001% of the Common Stock outstanding; and

                             - Page 6 of 9 Pages -

                           (iv) James T. Harris does not beneficially own or
                  have the right to acquire in the form of currently exercisable warrants or convertible preferred stock, directly or indirectly, any shares of Common Stock of the Issuer,

in each case based on:

         - 40,944,341 shares of Common Stock outstanding, the total number of shares outstanding as of May 15, 2000, as contained in the Issuer's filing on Form 10-Q for the quarterly period ended March 31, 2000, filed with the Securities and Exchange Commission on May 22, 2000 (the most recently filed report containing this information);

         - in the case of Michael T. Willis, an additional 500,000 shares under currently exercisable warrants; and

         - in the case of Mark A. Willis, 3,333 shares under currently exercisable options.

Such securities, or the rights thereto, were acquired, (and certain securities were disposed of) pursuant to the transactions described in Item 3 and 5 of Amendment No. 7 and in the initial filing of and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 of this
Schedule 13D. All of the securities of The Willis Group, LLC have been disposed of pursuant to the transaction described in Item 5 of this Amendment No. 8 to this Schedule 13D.

         Beneficial ownership described above does not include 1,667 director stock options issued to Mark A. Willis that will vest on March 6, 2001.

         (e) Each of The Willis Group, LLC, Mark A. Willis, Michael T. Willis and James T. Harris ceased to be the beneficial owner of more than five percent of the class of securities described on December 27, 2000.


ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         1.       Joint Filing Agreement






                           [SIGNATURE PAGE TO FOLLOW]

                             - Page 7 of 9 Pages -

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



                                            THE WILLIS GROUP, LLC


Date: January 15, 2001                      By:      /s/ Mark A. Willis
                                               --------------------------------
                                                     Mark A. Willis, President




Date: January 15, 2001                               /s/ Mark A. Willis
                                            -----------------------------------
                                                     Mark A. Willis



Date: January 15, 2001                               /s/ Michael T. Willis
                                            -----------------------------------
                                                     Michael T. Willis



Date: January 15, 2001                               /s/ James T. Harris
                                            -----------------------------------
                                                     James T. Harris






                        [SIGNATURE PAGE TO SCHEDULE 13D]


                             - Page 8 of 9 Pages -

                                 EXHIBIT INDEX


                           1. Joint Filing Agreement